

September 21, 2011

Via E-Mail

Frank J. Addivinola, Jr., Chief Executive Officer, Chief Financial Officer and Director
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re: Texaplex Properties, LLC**
> **Offering Statement on Form 1-A**
> **Filed August 24, 2011**
> **File No. 024-10302**

Dear Mr. Addivinola, Jr.:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A, filed August 24, 2011

General

1. We note that you have used Model A of Part II of Form 1-A to present your offering circular information. However, Model A is only available to corporate issuers. See Part II, Paragraphs A, of Form 1-A. Please revise your offering statement accordingly. Given the substantial revisions in your document we may have further additional comments.

2. It is unclear how you considered Industry Guide 5 in drafting your disclosure. In this regard, we are unable to locate disclosure responsive to, among others, Item 6., Item 14., and Item 19.. Please consider Securities Act Forms Compliance and Disclosure Interpretation No. 128.06 for additional helpful guidance. Please advise us how and where you considered the requirements of the Industry Guide or, if you consider the

Guide inapplicable to your offering, how you reached that conclusion. We may have further comment.

3. It appears that the tax consequences that investors can reasonably expect from an investment in Texaplex Properties, LLC are material to your offering. Please add disclosure to the offering circular describing all material federal tax consequences, and file a supporting tax opinion as an exhibit. Please revise your disclosure to provide an opinion covering each material tax consequence applicable from an investment in you. Also, please include the consent of the opinion provider as an exhibit.

Part I – Notification

Item 1. Significant Parties, page 2

4. Please revise to identify the ultimate beneficial owner of AFA Investments, LLC and provide the required information.

5. We note your response to Item 1(f). It appears to us that the company has additional promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.

6. Please revise to provide full responses to Items 1(d), 1(e), 1(f), 1(g) and 1(h).

Item 4. Jurisdictions in which Securities Are to be Offered, page 3

7. We note your statement that "the securities are offered in the Commonwealth of Massachusetts directly to investors." Please revise your disclosure to note whether the securities have been or will be offered in the Commonwealth of Massachusetts. We may have further comment.

8. We note that you intend to offer securities in the Commonwealth of Massachusetts "directly to investors." Please revise to clarify the methods by which the securities are going to be offered and describe how buyers will be solicited.

9. With a view to disclosure, advise us the role Mr. Addivinola will play in this proposed offering. Please tell us if AFA Investments, LLC or Mr. Addivinola, Jr. is a registered broker-dealer or will rely on an exemption for participation in the offering. To the extent that either intends to rely on an exemption, please specify the facts relied upon to make the exemption available.

10. Clarify whether the officers and directors will be offering the securities.

Frank J. Addivinola, Jr.
Texaplex Properties, LLC
September 21, 2011
Page 3

11. Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

12. We note that the company was organized on August 10, 2011. Revise to disclose all the issuances of securities of Texaplex Properties, LLC. Please revise.

Part II – Offering Circular

13. Please revise to delete the information presented on page 5 regarding the financial statements and the general instruction.

14. Please revise to delete the instructions from your offering statement. See General Instruction to Offering Circular Model A.

Cover Page, page 6

15. Please revise to disclosure the termination date of the offering and clarify that purchasers will be given a prompt refund in the event the minimum amount of proceeds is not raised by the termination date, in accordance with Exchange Act Rule 10b-9. In this regard, we note you disclosure in response to Question 26(b) that escrow proceeds will be returned with interest if minimum proceeds of $1,000,000 are not raised within nine months of qualification.

16. Please revise to highlight the cross reference to the risk factor section.

17. Please revise to indicate that there is no public market for the securities and that you do not anticipate a public market developing.

18. Indicate that there are transfer restrictions on the debt securities and that investors who want to transfer their securities are required to obtain the consent of the company prior to any transfer.

Table of Contents, page 7

19. It is unclear why the stated number of pages of the Offering Circular, 97, corresponds to the Offering Circular plus the Notification. Please revise.

Risk Factors, page 8

20. Please revise this section to address all material risks to the company and describe them in reasonable detail. For each risk described, please highlight the material risk to

potential investors in each subheading. For instance, your enumerated first risk factor, "[t]he company is in the developmental stage and has not engaged in any operations to date" should be highlighted and standard typeface language should be used to describe the material risk. Please describe the various risk factors in greater detail. In this regard, we note, non-exclusively, enumerated risk factor 10, "[t]he [c]ompany depends on funds from this [o]ffering to proceed beyond the development stage" but you do not describe the risk. Your risk factors should include both the subheading and a reasonably detailed description of the material risk to investors.

21. Please revise your risk factor discussion to provide specific information regarding the noted risks to put the information in context. For example, please indicate in risk factor 2 the date that the company was formed and the amount of resources available to the company.

22. Please revise to clarify whether your first paragraph under Question 2 is a risk factor. If it is, please number it accordingly.

23. We note the third and fourth paragraphs under Question 2 beginning, "This Circular does not purport to be all-inclusive. . ." Please relocate to an appropriate place later in your Offering Circular.

24. Please reconcile your disclosure regarding the company's operating history. For instance, your first risk factor states that the company "has not engaged in any operations to date" and your second risk factor notes that the company "has no significant operating history." Please revise here and where appropriate.

25. Please revise your section, "Conflicts of Interest" to address the current conflicts of interest in greater detail. Among other details and to the extent known now, state what those conflicts of interest are, list the other business responsibilities the company's manager, officers and directors have, and name the other entities for whom management may raise investment funds.

Business and Properties, page 12

26. Please revise your response to Question 3(a) to disclose where you intend to focus your operations, including the location of the properties that have been identified. In this regard, we note in several places that you intend to acquire multifamily rental properties in Dallas or Houston but it is unclear whether you intend to operate in only one of those markets exclusively or both.

27. Please revise to clarify the status of any commercial real estate loan applications.

28. We note your statement that if the company raises $5 million it will purchase 465 rental units. Clarify the basis for this statement and how the company determined the approximate purchase price of $37,500 per unit.

29. Clarify your statement that the operating expenses of the company can be increased or decreased proportionally to the total number of rental units.

30. Revise your response to Question 3(b) to disclose the current state of negotiations for any properties.

31. Please provide a basis for your statement that the "company will purchase residential multifamily rental properties that at the time of the purchase will have high occupancies and potentially produces cash flows necessary to support all of the operating expenses.

32. Please revise to clarify your disclosure relating to property management, rental and maintenance. Your response to Question 3(a) indicates that you will oversee these functions while your response to Question 3(b) indicates these functions 'will be performed by professional individuals and industry-specific contractors engaged by the [c]ompany on both a permanent and contractual basis" but that you will supervise such activities. Finally, your response to Question 3(c) notes that you will "manage" rental properties and your diagram on page 16 indicates that these functions will remain in-house, as does your disclosure on page 23. Please revise your disclosure as appropriate.

33. Please revise the two paragraphs beginning, "[t]he company's analysis and market research indicate that multifamily. . ." to accurately reflect the data in the tables set forth in Exhibit G. For instance, it is unclear how Figure 2 provides a basis for your statement that Texas holds the top ranking position in current and projected population growth through 2030. In addition, Figure 3 sets forth job growth data for the ten largest states so it is unclear how you are able to represent that Texas "is the state with the highest recorded employment growth for the past decade." Please revise you response to Question 3(c) accordingly.

34. We note your references to market research on page 14 in response to Question 3(c). Revise to provide a citation to these statements and disclose the "criteria" that residents use in selecting a particular rental complex to reside in.

35. Revise to name your principal competitors in each location and provide the information required by Question 3(c) about each. In addition, we note your discussion of operating revenue allocation to property maintenance and management on page 14. Please revise to discuss the meaning of "higher perceived value" as used in that discussion. Finally, please discuss the costs of using a greater percentage of operating revenue for property maintenance and management.

36. We note your response to Question 3(f). Please revise to clarify the number of employees the company anticipates it will have within the next twelve months. Furthermore, please disclose the assumptions made in order to determine the allocated budget for employees on page 19.

37. We note your response to Question 3(g). Revise to address whether the company has any specific properties under consideration and the status of any negotiations. Clarify the estimated costs of acquiring the rental properties. Also disclose whether the company has found any sources for the financing required to obtain the properties.

38. We note your response to Question 3(i). Please revise to address the nature and extent of governmental regulation on operating residential rental property along with the potential effects upon the company.

39. We note your response to Question 3(j). Please revise to indicate the amount of the acquisition fee and reimbursement for legal and accounting expenses that the Manager will receive. Also clarify who was paid the legal and accounting expenses to that are being reimbursed.

40. Please revise to clarify your statement that "the Company will begin marketing this Offering, soliciting for investments, identifying specific rental properties and completing the acquisitions of the properties when the Offering reached the subscription objective of either the maximum limit of $5,000,000, or as the Manager finds suitable, or until 12 months since the Offering date … whichever comes first."

41. We note your disclosure responding the Question 4(a). Please substantially revise your disclosure to discuss in detail the steps needed to acquire, own and manage the residential rental apartments, the timing of those steps, the costs, and the sources of funds, and disclose the expected date of first revenues. Include a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance your project. Also address the status of your efforts to accomplish these milestones.

42. We note that you expect to achieve a stable occupancy level of greater than 90% in as few as three months. Please provide us the basis for this conclusion given that the company has no operations, no operating history and has not applied for a commercial loan. Revise your disclosure as appropriate.

43. Your disclosure in response to Question 4(b) on page 23, beginning, "[i]f there is a delay in selecting target properties. . ." appears to be contradictory. Please revise accordingly.

44. We note your statement that "if the factors essential to reduce risk and optimize profitability are not met, the above timeline will be delayed until properties that do meet these criteria are identified." Given the noted statement, please revise your time lines to indicate when you believe the noted milestones will be accomplished.

Offering Price Factors, page 25

45. Please revise your response to Question 7(b). We note that your company was formed in 2011 and is 100% owned by AFA Investments, LLC.

46. We do not understand your response to Question 8(b). Please advise or revise.

Use of Proceeds, page 27

47. Please expand your use of proceeds table to also address the Use of Proceeds given the issuance of $3,000,000 of debt securities.

48. Please revise footnote one to further disclose the amount of legal fees that will be paid to your CEO/CFO in connection with this offering under both the minimum and maximum scenarios. In addition, revise also your response to Question 10(d).

49. Please provide additional disclosure about your acquisition fee to AFA Investments, LLC.

50. We note that you have allocated offering proceeds of $250,000 (maximum offering) or $50,000 (minimum offering) to capital improvement reserves. Please revise to include a footnote explaining how the company expects to employ such funds.

51. Please tell us how you intend to finance the property acquisition should you only raise the minimum amount in this offering and loans are not available to you, and explain what would happen to the property acquisition should such financing not be available. In addition, describe to us the likelihood that you cannot raise sufficient funds through loans for the property acquisition.

52. We note your statement that "the company has reasonable basis to believe that it will be able to obtain such a commercial real estate loan because the funds raised by this Offering will be used to amount to 25% for the purchase price for a down payment." Please revise to provide the basis for your belief that the company will be able to obtain a commercial real estate loan or revise your disclosure as appropriate.

53. We note your disclosure on page 28 that "the company may be able to obtain better terms and the projected profitability will increase from the current financial projections." Revise to provide the basis for your belief that the company may be able to obtain better loan terms than the stated current industry terms.

54. Your reference to the risk factors on page 28 appears incomplete. Please revise accordingly. Please also see page 31 and revise your reference to your balance sheet accordingly.

55. We note your disclosure in response to Questions 17(a)(6) and (7) relating to a commercial real estate mortgage being a secured interest in the property superior to the interest of the subscribers in this proposed offering. Please add an appropriate risk factor.

56. We note your statement that the company does not anticipate having cash flow or liquidity problems. We also note that the company's equity as of August 12, 2011 totals $8,115, that you currently have no operations, and that it appears the company has no outside sources of liquidity. Please revise to clarify how the company anticipates that it will not have any cash flow or liquidity problems within the next 12 months.

57. Clarify your response to Question 12 to address whether the company has any external sources of funding. Also address the effects on the company if the rental cash flow from the property does not provide the cash requirements for the property operations. We may have further comment.

Description of Securities, page 32

58. Revise to disclose the material terms of the debt securities. In addition, revise to clarify here and in the Projected Schedule of Distributions to Investors on page 49 that there is no guarantee that you will be able to make the referenced "interest distributions."

59. We note your statement that "the investor's funds are deposited into escrow until the acquisition of the rental properties." Revise to clarify whether the company will have access to the escrow funds prior to the purchase of rental properties. We may have further comment.

60. Clarify whether the company is required to distribute capital repayments prior to the maturity date.

61. We do not understand the company's response to Question 17(b) regarding pro forma earnings and pro forma fixed charges. Please advise or revise as appropriate.

Plan of Distribution, page 34

62. We note your response to Question 25, in particular that the debt securities will include a legend.   Please advise us of what the legend state. We may have further comment.

63. We note your response to Question 27 that the company does not have outstanding shares. We further note your disclosure throughout your offering circular, including your Capitalization table on page 31 and your disclosure regarding principal shareholders on page 41, that you have 8,115 shares of common stock outstanding. Please revise your disclosure accordingly.

Officers and Key Personnel of the Company, page 37

64. Please revise this section to indicate the amount of time to be spent on company matters, if less than full time, as required by Questions 29 and 30 or advise. In this regard, we note that Mr. Addivinola, Jr. is currently employed in several other capacities and Ms. Chuvilina is also presently employed elsewhere. We further note the location of operations will not be in the location where the company officers reside.

65. Please revise to provide all information required by Question 31.

Directors of the Company, page 39

66. Please revise your response to Question 33 to address the number of current directors.

67. Please clarify your response to Question 35(b) by describing what precautions, if any, have been taken by your officers to avoid the stated claims by prior employers.

Principal Stockholders, page 41

68. Revise to clarify the respective ownership of AFA Investments, LLC by Frank Addivinola and Angelica Chuvilina.

69. Please revise footnote two to disclose the nature of consideration AFA Investments, LLC gave in exchange for shares of common stock as required by Question 37. In this regard, we note your cross-reference to another location in the offering circular.

Management Relationships, Transactions and Remuneration, page 42

70. Please provide the information required by Question 40(b). In this regard, we note that remuneration has been unpaid.

71. We note that your response to Question 40(c) does not address whether employment agreements exist or whether they are contemplated. Please revise to clarify.

72. Please describe any arrangements to assure that Mr. Addivinola, Jr. and Ms. Chuvilina will remain with the company and not compete upon termination, as required by Question 42.

Miscellaneous Factors, page 44

73. We note that you intend to retire the investors' debt at the end of   the six years following the closing of the offering. However, the impact of this is unclear. For instance, it is unclear whether investors must accept the return of their investment at this time and the tax implications to them. We are unable to locate disclosure in the Subscription Agreement that notifies potential investors of this fact.

Financial Statements

Balance Sheet as of August 12, 2011

Owner's Equity, page 45

74. It appears that the summation of the balances presented within Owner's Equity does not total to $8,115. Please clarify or revise.

Financial Projections, page 46

75. We note the presentation of your projections for rental cash flow, operating expenses and net operating income for a period of six years. Considering the fact that to date you have not acquired a multifamily rental property, such acquisition is based on your offering and you currently have no operations, please provide us with a basis for including these projections in your filing or revise to remove them. For information on the Commission's policy on projections, refer to Item 10(b) of Regulation S-K.

Management's Discussion and Analysis of Certain Relevant Factors, page 50

76. Please provide a response to Question 50.

Exhibits

77. Revise to file the instrument defining the rights of the holders of the debt securities being issued. We may have further comment.

78. Please file an opinion as to the legality of the debt securities covered by the offering statement. In this regard, we do not see one listed in your Exhibits Table of Contents on page 54. See Item 2(11) of Part III of Form 1-A. We may have further comment.

79. We note that Exhibit E – Escrow Agreement does not appear to be an escrow agreement with the Eastern Bank. Please file the escrow agreement or advise us as appropriate.

Signatures

80. We note that this offering statement has been signed by Mr. Addivinola, Jr. in his capacity as CEO. Please note that the offering statement must also be signed by the company's CFO and a majority of the members of its board of directors or governing body. Please revise your signatures and titles, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

Assistant Director
John Reynolds